Confidential Treatment Requested by Fidelity & Guaranty Life

Under 17 C.F.R. §§ 200.83

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]”

November 26, 2013

VIA EDGAR AND HAND DELIVERY

Jeffrey P. Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Fidelity & Guaranty Life
Registration Statement on Form S-1
File No. 333-190880

Dear Mr. Riedler:

On behalf of Fidelity & Guaranty Life (the “Company”), we supplementally submit this letter related to the Staff’s review of the Company’s Registration Statement on Form S-1 (as amended, the “Registration Statement”).

The purpose of this letter is to notify the Staff of the proposed price range and share number information expected to be included in the Company’s preliminary prospectus (the “Preliminary Prospectus”) forming part of the Registration Statement. Based on currently available information and market conditions, the initial offering price to the public of the Company’s shares of common stock (the “Shares”) is expected to be between $[***] and $[***] per Share, after giving effect to a 4,700 for 1 stock split of our shares (which will occur prior to the offering). It is expected that [***] Shares will be offered to the public by the Company. The underwriters are expected to have an over-allotment option to purchase up to an additional [***] Shares from the Company. We have attached herewith as Annex A for the Staff’s review certain sections of the Registration Statement revised to reflect the inclusion of the price range and related information, and assuming an offering price of $[***] per share, the midpoint of the price range set forth above.

Jeffrey P. Riedler	2	November 26, 2013

The Company expects to file Amendment No. 4 to its Registration Statement on or about November 26, 2013, to file certain exhibits to the Registration Statement. The Company expects to file Amendment No. 5 to its Registration Statement on or about [***], 2013 to respond to any remaining comments from the Staff and to reflect the estimated price range and share amounts before printing preliminary prospectuses and beginning the road show. The Company and the underwriters are currently preparing to begin the road show for the offering on or about [***], 2013. To the extent feasible, we appreciate the Staff’s efforts to provide any further comments as soon as possible.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. The Company respectfully requests that the Staff return this letter and the attached Annex A to us pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose.

If you have any questions regarding the foregoing, please contact the undersigned at (212) 909-6562.

Regards,

/s/ Ethan T. James

Ethan T. James

cc:	John Krug
Andrew Mew
James Peklenk
Amy Reischauer

                                      Securities and Exchange Commission

Eric L. Marhoun, Esq.

                                      Fidelity Guaranty & Life

Confidential Treatment Requested by Fidelity & Guaranty Life

Under 17 C.F.R. §§ 200.83

Jeffrey P. Riedler	3	November 26, 2013

Annex A

[***]

Confidential Treatment Requested by Fidelity & Guaranty Life

Under 17 C.F.R. §§ 200.83